SEC[illegible] 06009738 [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3-1-05 (MM/DD/YY) AND ENDING 2-28-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 N. Central Ave., Suite 200
(No. and Street)

Phoenix (City) Arizona (State) 85012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael R. Melby 602-252-0911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

1860 W. University, Ste 108 (Address) Tempe (City) Arizona (State) 85281 (Zip Code)

PROCESSED
AUG 25 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 24 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Melby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUE Financial Group, Inc., as of February 28, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Raye G Rose
Expires September 02, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUE FINANCIAL GROUP, INC.
Phoenix, Arizona

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
February 28, 2006

aB

TABLE OF CONTENTS

Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
CUE Financial Group, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of CUE Financial Group, Inc. as of February 28, 2006, and the related statements of income, changes in stockholders' equity and other comprehensive income and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUE Financial Group, Inc. as of February 28, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Phoenix, Arizona
March 23, 2006

CUE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
February 28, 2006

ASSETS

CURRENT ASSETS		
Cash and cash equivalents		$ 691,604
Investment securities		119,624
Commissions receivable		83,536
Prepaid expenses		52,802
Income taxes receivable		12,414
Total current assets		959,980
PROPERTY AND EQUIPMENT		
Furniture and equipment	$ 465,178	
Leasehold improvements	138,073	
	603,251	
Less accumulated depreciation and amortization	(506,942)	
Net property and equipment		96,309
OTHER ASSETS		
Intangible assets, less accumulated amortization of $54,167	220,833	
Deferred tax asset	2,659	
Deposits	11,000	
Total other assets		234,492
TOTAL ASSETS		$ 1,290,781

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable		$ 76,309
Commissions payable		202,257
Accrued expenses		43,339
Current maturities of capital lease obligations		26,909
Current maturities of note payable		12,738
Total current liabilities		361,552
LONG-TERM LIABILITIES		
Capital lease obligations, less current maturities	$ 24,541	
Note payable, less current maturities	13,598	
Total long-term liabilities		38,139
Total liabilities		399,691
STOCKHOLDERS' EQUITY		
Common stock, no par value; 1,000,000 shares authorized, 100,000 shares issued, 95,750 shares outstanding	322,753	
Additional paid-in capital	40,000	
Preferred stock, $1 par value; 1,000,000 shares authorized, 10,000 shares issued and outstanding	10,000	
Retained earnings	651,787	
Accumulated other comprehensive income	52,262	
	1,076,802	
Treasury stock, 4,250 shares, at cost	(185,712)	
Total stockholders' equity		891,090
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,290,781

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CUE FINANCIAL GROUP, INC.
STATEMENT OF INCOME
Year Ended February 28, 2006

REVENUE		
Commissions		$ 8,337,728
OPERATING EXPENSES		
Compensation and employee benefits	$ 7,399,075	
Depreciation and amortization	82,300	
Office operations	341,279	
Printing, supplies, and postage	132,405	
Professional services	112,368	
Rent	192,173	
Telephone	53,450	
Advertising	7,718	
Total operating expenses		8,320,768
Income from operations		16,960
OTHER INCOME (EXPENSE)		
Interest income	9,315	
Interest expense	(4,424)	
Loss on disposal of property and equipment	(5,062)	
Other income	2,417	
Net other income (expense)		2,246
Income before provision for income taxes		19,206
PROVISION FOR INCOME TAXES		9,402
NET INCOME		$ 9,804

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CUE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME
Year Ended February 28, 2006

	Common Stock	Additional Paid-In Capital	Preferred Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCES, BEGINNING OF YEAR	$ 322,753	$40,000	$ -	$ 609,719	$ 7,271	$ (185,712)	$ 794,031
Other comprehensive income:							
Net income	-	-	-	9,804	-	-	9,804
Net change in unrealized gain on securities available-for-sale	-	-	-	-	44,991	-	44,991
Total other comprehensive income							54,795
Issuance of preferred stock	-	-	10,000	33,264	-	-	43,264
Dividend distribution - preferred stock	-	-	-	(1,000)	-	-	(1,000)
BALANCES, END OF YEAR	$ 322,753	$40,000	$10,000	$ 651,787	$52,262	$ (185,712)	$ 891,090

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CUE FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended February 28, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 9,804
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	82,300
Loss on disposal of fixed assets	5,062
Deferred tax asset	8,922
Effect of changes in operating assets and liabilities:	
Commissions receivable	(37,670)
Prepaid expenses	(1,139)
Income taxes receivable	(20,166)
Deposits	17,532
Accounts payable	38,546
Commissions payable	107,651
Accrued expenses	(4,317)
Net cash provided by operating activities	206,525
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(6,605)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on note payable	(11,939)
Payments on capital lease obligations	(24,482)
Issuance of preferred stock	23,794
Dividends paid on preferred stock	(1,000)
Net cash used in financing activities	(13,627)
NET INCREASE IN CASH AND CASH EQUIVALENTS	186,293
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	505,311
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 691,604
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for:	
Income taxes	$ 20,650
Interest	$ 4,424
Non-cash investing and financing activities:	
Exchange of preferred stock for common stock	$ 19,470
Unrealized gain on available-for-sale securities	$ 44,991

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CUE FINANCIAL GROUP, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
February 28, 2006

BUSINESS ACTIVITY

CUE Financial Group, Inc. (CUE) is a broker-dealer whose business encompasses primarily transactions involving publicly traded securities, mutual funds, and variable annuities. CUE is also engaged in the business of selling insurance policies of every nature and kind, together with related products. The Company is licensed to do business in 33 states. For transactions involving publicly traded securities, CUE functions as the introducing broker and communicates trade orders for its customers through a correspondent broker. A significant portion of CUE's revenue is derived from commissions on sales of securities and other financial products. For the year ended February 28, 2006, commissions on mutual funds accounted for 57%, stocks and bonds 8%, variable annuities 32%, and insurance products was 3% of commission revenue.

MERGERS AND NAME CHANGE

CUE Resources, Inc., the parent company owning 100% stock in CUE Financial Group, Inc., was merged with and into CUE Financial Group, Inc. on September 6, 2005 by exchanging 10,000 shares of preferred stock for $43,264 of cash and equity securities. CUE Financial Group, Inc. then merged with and into CUSO Equities, Inc., its wholly-owned subsidiary. Also on September 6, 2005, CUSO Equities, Inc. amended its articles of incorporation to change its name to CUE Financial Group, Inc. (CUE).

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company, in the normal course of business, maintains funds on deposit in various demand and investment accounts in excess of the insured deposit limits.

CUE FINANCIAL GROUP, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
February 28, 2006

INVESTMENT SECURITIES

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each statement of financial condition date.

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income. Interest on securities classified as held-to-maturity is included in interest income. There are no investments classified as held-to-maturity at February 28, 2006.

Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income. Realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of five years and seven years are used for computing depreciation for furniture and equipment. Leasehold improvements are amortized over the applicable lease term, which approximates their useful lives.

INTANGIBLE ASSETS

The intangible asset for the trade name is stated at cost. The intangible asset for the book of business, (including remaining assets, customer lists and client servicing rights) purchased by the Company from a retired sales representative is stated at cost. Amortization is computed using the straight-line method over fifteen years.

REVENUE RECOGNITION

Commission income from publicly traded securities transactions is recorded on the trade date.

ADVERTISING

The Company expenses advertising costs as incurred.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, measured by enacted tax rates for years in which taxes are expected to be paid or recovered. Deferred taxes are provided for temporary differences between financial and tax accounting, principally for differences in the book and tax basis of furniture and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management does not believe that there were any long-lived asset impairments for the year ended February 28, 2006.

NOTE 1 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At February 28, 2006, the Company had net capital of $474,212 as defined by Rule 15c3-1, which was in excess of its required net capital of $100,000. (See Note 7.)

NOTE 2 – INVESTMENT SECURITIES AND INVESTMENT INCOME

The following is a summary of available-for-sale securities:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Stock certificates	$ 64,062	$ 52,262	$ -	$116,324
Stock warrants	3,300	-	-	3,300
Total	$ 67,362	$ 52,262	$ -	$119,624

Stock certificates include shares in a commercial bank. Stock warrants are to purchase 300 shares of NASDAQ stock. Neither the warrants nor the stock are readily marketable.

Interest income is summarized as follows:

Money market interest	$ 9,315

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts owed by various brokers. Management believes that all commissions receivable at February 28, 2006 are collectible, and therefore has not established an allowance for doubtful accounts.

NOTE 4 – INCOME TAXES

A summary of the changes in the deferred tax asset at February 28, 2006 is as follows:

Beginning deferred tax asset		$ 11,581
Deferred tax provision:		
Federal	$ (6,828)	
State	(2,094)	
		(8,922)
Ending deferred tax asset		$ 2,659

NOTE 4 – INCOME TAXES (CONTINUED)

Income taxes receivable consists of the following components:

Current:	
Federal	$ 8,732
State	3,682
Total income taxes receivable	$ 12,414

The provision for income taxes consists of the following:

Current:	
Federal	$ -
State	480
	480
Deferred tax provision	8,922
Total provision for income taxes	$ 9,402

The deferred tax asset is related to temporary differences arising from the Company's leasehold improvements.

NOTE 5 – NOTE PAYABLE

Note payable consists of the following:

Vehicle note payable, requiring monthly installments of $1,173, including interest at 6.5% per year, with final payment due in February 2008. The vehicle is pledged as collateral.	$ 26,336
Less current maturities	(12,738)
Long-term maturities of note payable	$ 13,598

Future maturities of the note payable are as follows:

2007	$ 12,738
2008	13,598
Total	$ 26,336

NOTE 6 – CAPITAL LEASE OBLIGATIONS

The Company leases telephone equipment and a vehicle under capital lease agreements as follows:

	Interest Rate	Term (Months)	Expiration Date	Annual Payments
Telephone equipment	3.7%	36	August 2007	$ 18,877
Vehicle	3.9%	60	August 2008	9,467
Total				$ 28,344

The cost and accumulated amortization of capital lease assets totaled $104,019 and $83,322 as of February 28, 2006, respectively.

Future minimum payments under the capital lease obligations are as follows:

2007	$ 28,344
2008	18,905
2009	6,167
Total minimum lease payments	53,416
Less amount representing interest	(1,966)
Present value of future minimum lease payments	51,450
Less current maturities	(26,909)
Long-term maturities	$ 24,541

CUE FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
February 28, 2006

NOTE 7 – NET CAPITAL

Net capital as defined by Rule 15c3-1 is computed as follows:

Stockholders' equity, total capital		$ 891,090
Deduct non-allowable assets:		
Stock warrants, not readily marketable	$ 3,300	
Commissions receivable from non-customers	112	
Prepaid expenses	52,802	
Income taxes receivable	12,414	
Property, furniture, and equipment, net	96,309	
Intangible assets, net	220,833	
Deferred tax asset	2,659	
Deposits	11,000	
		(399,429)
Net capital before haircuts on investment securities		491,661
Less haircuts on investment securities (stock certificates at 15%)		(17,449)
Net capital		474,212
Minimum dollar net capital requirement		(100,000)
Excess net capital		$ 374,212

NOTE 8 – CUE RESOURCES, INC.

Merged-in assets from CUE Resources, Inc. consisted of the following:

Cash and cash equivalents	$ 23,794
Common stock	19,470
Intangible asset – trade name	25,000
Accumulated amortization of intangible asset – trade name	(25,000)
Total	$ 43,264

NOTE 9 – OPERATING LEASES

CUE is obligated under a noncancelable operating lease for its main office expiring on July 31, 2007. The lease contains renewal options for an additional three-year term at a percentage of the then prevailing rental market rate. Rent expense for the year ended February 28, 2006 was $192,173.

CUE is also obligated under three noncancelable operating leases for an automobile and certain office equipment with monthly lease payments, expiring in 2010.

Future minimum payments under the noncancelable operating leases follows:

2007	$ 154,106
2008	69,109
2009	7,711
2010	2,352
Total	$ 233,278

NOTE 10 – ADVERTISING

Advertising expense for the year ended February 28, 2006 totaled $7,718.

NOTE 11 – EMPLOYEE BENEFIT PLAN

Employees may participate in a 401(k) savings plan, whereby they may elect to defer a percentage of their salaries upon meeting age and length of service requirements. The plan also allows discretionary employer contributions. The Company made a discretionary contribution of $66,898 for the year ended February 28, 2006.

SUPPLEMENTAL INFORMATION

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report On Supplemental Information
Required By Rule 17a-5(g)(1) Of The Securities And Exchange Commission

Board of Directors
CUE Financial Group, Inc.
Phoenix, Arizona

We have audited the accompanying financial statements of CUE Financial Group, Inc. as of and for the year ended February 28, 2006, and have issued our report thereon dated March 23, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Phoenix, Arizona
March 23, 2006

Schedule I

CUE FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
February 28, 2006

NET CAPITAL		
Stockholders' equity, total capital		$ 891,090
Deduct non-allowable assets:		
Stock warrants, not readily marketable	$ 3,300	
Commissions receivable from non-customers	112	
Prepaid expenses	52,802	
Income taxes receivable	12,414	
Property, furniture, and equipment, net	96,309	
Intangible assets, net	220,833	
Deferred tax asset	2,659	
Deposits	11,000	
		(399,429)
Net capital before haircuts on investment securities		491,661
Less haircuts on investment securities – stock certificates at 15%		(17,449)
NET CAPITAL		$ 474,212
Computation of net capital requirements:		
Total liabilities (aggregate indebtedness)		$ 399,691
Required percentage		6.67%
Computed net capital requirement		$ 26,659
Minimum dollar net capital requirement		$ 100,000
EXCESS NET CAPITAL		$ 374,212

Schedule II

CUE FINANCIAL GROUP, INC.
RECONCILIATION OF NET CAPITAL UNDER RULE 17A-5(D)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
February 28, 2006

Reconciliation with Company's computation (included in Part IIA of Form X-17a-5) as of February 28, 2006:

Net capital, as reported in Company's Part IIA, FOCUS Report (unaudited)	$ 422,285
Net audit adjustments	51,927
NET CAPITAL, SCHEDULE I	$ 474,212

Independent Auditor's Report on Internal Control Required by Rule 17a-5

Board of Directors
CUE Financial Group, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of CUE Financial Group, Inc. (the Company) as of and for the year ended February 28, 2006, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Phoenix, Arizona
March 23, 2006